EXHIBIT 1.01

CATERPILLAR INC.
Conflict Minerals Report
For The Year Ended December 31, 2019

Section 1: Introduction and Company Overview

This Conflict Minerals Report (“CMR”) of Caterpillar Inc. (herein referred to as “Caterpillar,” “we,” or “our”) is being filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for calendar year 2019. Unless otherwise defined herein, terms used in this CMR are as defined in Rule 13p-1 and Form SD. References to internet websites herein are provided only as required by Rule 13p-1 and information available through these websites is not incorporated by reference into this Form SD. Statements in this CMR are based on our due diligence activities performed in good faith. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data, lack of available smelter and refiner data and errors or omissions by suppliers or smelters.

With 2019 sales and revenues of $53.800 billion, Caterpillar is the world’s leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. We principally operate through our three primary segments - Construction Industries, Resource Industries and Energy and Transportation - and also provide financing and related services through our Financial Products segment. We are also a leading U.S. exporter. Through a global network of independent dealers and direct sales of certain products, we build long-term relationships with customers around the world.

We manufacture and contract to manufacture products that contain tin, tantalum, tungsten and gold (“3TG”) which is necessary to the functionality and/or production of such products (the “3TG Products”). For example, tin, tantalum, tungsten and gold are each contained respectively in weld wire, capacitors, lamps and electrical connection coatings, each of which are components in many of our 3TG Products.  Our 3TG Products are listed on Schedule A attached hereto. We have relationships with a vast network of suppliers worldwide and we rely on our suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to us. As a downstream purchaser, Caterpillar, in most instances, is many steps removed from the smelters and refiners in our supply chain. To the best of our knowledge, Caterpillar does not purchase 3TG directly from the Democratic Republic of the Congo or in any adjoining country (collectively, the “Covered Countries”). Because of Caterpillar’s size, the complexity of our products and the depth, breadth and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. Accordingly, we participate in an industry-wide initiative described in Section 4 below. Caterpillar is also an active participant in other industry associations that increase awareness for responsible sourcing of conflict minerals and develop related resources that benefit the entire supply chain.

Section 2: Reasonable Country of Origin Inquiry

Caterpillar’s method for determining the country of origin of 3TG contained in our 3TG Products is to conduct a supply-chain survey with direct suppliers using the template developed by the Responsible Minerals Initiative (“RMI”) known as the Conflict Minerals Reporting Template (the “CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide materials to a manufacturer’s supply chain. The CMRT includes questions regarding a direct supplier’s conflict-free policy, its due diligence process and information about its supply chain, including the names and locations of smelters and refiners as well as the country of origin of 3TG used by those facilities.

We surveyed approximately 99% of our suppliers known or suspected to provide components and materials for our 3TG Products (“Impacted Suppliers”), which resulted in 17,806 inquiries. Some Impacted Suppliers received multiple inquiries. While we requested that all Impacted Suppliers respond to the survey, we targeted “high-priority” suppliers representing the top 80% of our expenditures for components and materials known or suspected to include 3TG.  We have an internal escalation process for following up with unresponsive suppliers to increase the response rate with an emphasis on high-priority suppliers. For 2019, we received responses from 100% of these high-priority suppliers equaling 844 total responses.  Based on these results, we have a reason to believe that some of the 3TG in our supply chain may have originated in the Covered Countries and also have reason to believe that such 3TG may not be from recycled or scrap sources.

Section 3: Design of Due Diligence Framework

In accordance with Rule 13p-1, we undertook due diligence efforts on the source and chain of custody of 3TG in our supply chain. Rule 13p-1 requires that a registrant’s due diligence follow a nationally or internationally recognized due diligence framework. Presently, the only nationally or internationally recognized due diligence framework available is the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements for each of the conflict minerals (the “OECD Guidance”). The OECD Guidance is a framework for risk-based due diligence for responsible supply chains of conflict minerals from conflict-affected and high-risk areas that is described in the five-steps noted in Section 4 below.

Caterpillar designed its due diligence measures to be in conformity, in all material respects, with the OECD Guidance.

Section 4: Due Diligence Measures Performed

This Section 4 describes measures performed by us to exercise due diligence on the source and chain of custody of 3TG contained in our 3TG Products.

Step 1 - Establish Strong Company Management Systems

Conflict Minerals Position Statement

Caterpillar has posted on our website a position statement on conflict minerals which states our commitment to the responsible sourcing of conflict minerals used in our products and that we will not knowingly provide support to, contribute to, assist with, or facilitate armed conflict in the Covered Countries.  Our conflict minerals position statement encourages suppliers to procure materials through conflict free sources and clarifies that we do not want to prevent suppliers from sourcing from legitimate mines located within the Covered Countries as doing so could be detrimental to the local economies and populations.  A copy of our conflict minerals position statement is publicly available at http://www.caterpillar.com/en/company/sustainability/conflict-minerals.html.

Systems of Controls and Transparency

We rely on our suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to us. Caterpillar is a member of the RMI (Member ID: CATE), an initiative developed to identify and disclose upstream actors in the supply chain, including 3TG smelters and refiners, to determine red flag locations of 3TG origin in the supply chain. RMI program initiatives include the Responsible Minerals Assurance Process (“RMAP”) which identifies smelters and refiners that process materials from conflict-free sources, and the CMRT which is a free, standardized reporting template that facilitates the transfer of information through the supply chain regarding the country of origin of 3TG and smelters and refiners being utilized.

We sent correspondence to smelters and refiners not currently participating in the RMAP, where the RMI had contact information for such smelters and refiners, to encourage them to participate in the RMAP. In the event we establish chain of custody to a non-conformant smelter or refiner, we developed an escalation process to notify the applicable direct suppliers to encourage the smelter or refiner to participate in RMAP. We also sent correspondence to smelters and refiners identified by our suppliers in response to our supply-chain survey that were validated as conformant under the RMAP as of March 31, 2020 thanking them for their participation in the RMAP. Through membership in RMI, Caterpillar participated in working groups such as the RMI Multi-Stakeholder Group, Smelter Engagement Team, Due Diligence Practices Team, CMRT Team and Plenary Team to support in-region efforts and bolster supply chain transparency. We retain records relating to our conflict minerals compliance program for a period of 5 years.

Internal Management Systems

We established a management system to manage our conflict minerals compliance program through a group of cross-functional senior leaders that are responsible for the oversight of our conflict minerals compliance program, which includes officer-level personnel. In addition, a project team with senior-level managers is responsible for the development and deployment of our conflict minerals compliance program.

Supplier Engagement

As stated in our conflict minerals position statement, our strategy is to establish long-term relationships and collaborate with our suppliers. To communicate our expectations relating to responsible sourcing of conflict minerals, Caterpillar posted on our website our position statement on conflict minerals referenced above. We developed and made available a web-based training presentation to suppliers on topics including the requirements of Rule 13p-1, Caterpillar’s obligations under Rule 13p-1 and instructions for responding to the CMRT. The language in our standard purchase order terms and conditions requires our suppliers to provide us with supporting information and documentation evidencing due diligence of 3TG in their respective supply chains upon our request for such information.

Company Level Grievance Mechanism

Caterpillar’s Worldwide Code of Conduct is called “Our Values in Action.” Our Values in Action articulates our long-standing support for, and commitment to, human rights and the dignity of all people. Caterpillar has a human rights policy that articulates our commitment to respect internationally recognized human rights and complements Our Values in Action. Our Values in Action requires employees to report any circumstance or action that violates, or appears to violate, Our Values in Action, enterprise policy or applicable law, and we maintain methods for employees and other interested parties to confidentially report such circumstances or actions.

Step 2 - Identify and Assess Risks in the Supply Chain

Our method for determining the country of origin of 3TG contained in our 3TG Products was to conduct a supply-chain survey with Impacted Suppliers using the CMRT.

We reviewed Impacted Supplier responses against criteria developed by our internal team to determine whether further engagement was necessary. Smelters and refiners identified by a supplier in response to our supply-chain survey are also compared against the list of facilities that have received a conformant or active designation by the RMAP which provides country of origin and due diligence information on the conflict minerals sources by such facilities. As part of our efforts to track and investigate facilities in our supply chain that may be sourcing 3TG from the Covered Countries, we provided to the RMI for investigation a list of smelters and refiners identified in supplier responses to our supply-chain survey that were unknown to the RMAP.

Step 3 - Design and Implement a Strategy to Respond to Identified Risks

We have a process that outlines our response to risks identified in our supply chain. Members of our senior management are apprised of the status of our conflict minerals compliance program, which includes actual and potential risks and red flags identified in our supply chain relating to conflict minerals. The executive officer signing this Form SD is briefed on our conflict minerals compliance program, including our supply-chain survey, the design of our due diligence framework, the due diligence measures we performed and the corresponding results.

As part of our process and to assist our Impacted Suppliers in understanding our expectations, we request our Impacted Suppliers that do not respond to the supply-chain survey referenced above or that provide incomplete or inconsistent responses to the survey to complete a training program. We have established a process that identifies areas of risk on an ongoing basis and corrective action plans to mitigate or remediate such risks relating to conflict minerals. A supplier’s failure to take corrective actions when required may lead to additional actions, up to and including the termination of our business relationship.

Step 4 - Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

We support audits of 3TG smelters and refiners through our participation in, and financial support of, the RMAP.  We do not perform direct audits of these entities within our supply network.

Step 5 - Report Annually on Supply Chain Due Diligence

We are filing this CMR with the Securities and Exchange Commission, which is also publicly available on our website at http://www.caterpillar.com//en/company/sustainability/conflict-minerals/CMR.html.

Section 5: Due Diligence Results

We rely on our suppliers to provide information on the origin of 3TG contained in the components and materials supplied to us. These suppliers are similarly reliant upon information provided by their suppliers.  The responses we received from Impacted Suppliers in the supply-chain survey collectively identified 274 unique facilities identified by RMAP of which 267 or approximately 97% were validated as conformant under the RMAP as of March 31, 2020.

Based on the information provided by Impacted Suppliers in the supply-chain survey and the due diligence measures described above, we have reason to believe that tin was sourced from a total of two suppliers, for use in parts and components supplied to Caterpillar, from the smelters listed on Schedule B attached hereto. Furthermore, based on the information obtained as a result of the due diligence measures described above, we reasonably determined that the minerals processed by these smelters may be from the countries of origin listed on Schedule C attached hereto. Each of these smelters was validated as conformant under the RMAP.

With regard to the other responses to our supply-chain survey that identified specific smelters or refiners, to the extent they were valid smelters and refiners, we cannot be certain that the identified smelters and refiners supplied 3TG for parts and components supplied to Caterpillar rather than to other customers. For this reason, with the exception of the tin suppliers noted above, we have been unable to establish chain of custody or identify with confidence the specific facilities used to process the 3TG in our 3TG Products, the country of origin or the mine or location of origin of the 3TG in our 3TG Products.

Section 6: Efforts to Determine the Mine or Location of Origin

Caterpillar’s efforts to determine the mines or locations of origin of the 3TG in our supply chain include providing financial and in-kind support to the RMI, continued implementation of the due diligence measures described above, including conducting surveys of our Impacted Suppliers utilizing the CMRT.

Section 7: Steps to be Taken to Mitigate Risk

Caterpillar intends to take the following steps to improve our due diligence process, including:

•                  Continue to engage suppliers by providing them with training resources in connection with our supply-chain survey in an attempt to increase overall supplier response rates and improve the content of supplier responses;

•                  Continue to require suppliers in new or renewed contracts to provide information about the source of 3TG contained in components and materials supplied to us;

•                  Continue to work with the RMI to expand the smelters and refiners participating in the RMAP; and

•                  Continue to encourage suppliers that manufacture components or materials containing 3TG to source them from validated smelters when sufficient options exist for procuring conflict-free materials

Forward-Looking Statements

Certain statements in this report relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “will be,” “will,” “would,” “expect,” “anticipate,” “plan,” “project,” “intend,” “could,” “should” or other similar words or expressions often identify forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

Schedule A to
Conflict Minerals Report

Description of Caterpillar Products
Articulated Trucks

Backhoe Loaders

Components and Systems, which includes machinery components and electronics and control systems

Diesel-electric Locomotives and Components

Excavators, which includes mini excavators, wheel excavators and small, medium and large track excavators

Forestry Products

Large Mining Trucks

Motor Graders

Off-Highway Trucks

Other Rail-related Products

Other Products, which includes telehandlers, utility vehicles, remanufactured components, OEM and custom products, service parts and service tools

Paving Products, which includes soil and asphalt compactors, asphalt pavers, cold planers, and road reclaimers

Pipelayers

Reciprocating Engines, which includes reciprocating engine powered generator sets, reciprocating engines supplied to the industrial industry as well as Caterpillar machinery, integrated systems used in the electric power generation industry and reciprocating engines and integrated solutions for the marine and oil and gas industries

Select Work Tools

Skid Steer Loaders, which includes compact track loaders and multi-terrain loaders

Surface Mining Equipment, which includes electric rope shovels, hydraulic shovels, draglines and drills

Track Type Tractors and Loaders, which includes small track-type tractors, medium track-type tractors, large track-type tractors and track-type loaders

Turbines, which includes turbine powered generator sets, integrated systems used in the electric power generation industry, and turbines and integrated solutions for the oil and gas industries

Underground Mining Equipment, which includes longwall miners, hard rock mining systems, and hard rock vehicles

Waste and Material Handler Products, which includes wheel dozers and landfill compactors

Wheel Loaders, which includes compact wheel loaders, small wheel loaders, medium wheel loaders and large wheel loaders

Wheel Tractor Scrapers

Schedule B to
Conflict Minerals Report

Mineral	Smelter Name
Tin	CV Ayi Jaya
Tin	CV Dua Sekawan
Tin	CV United Smelting
Tin	CV Venus Inti Perkasa
Tin	EM Vinto
Tin	Fenix Metals
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.
Tin	Malaysia Smelting Corporation (MSC)
Tin	Metallo Belgium N.V.
Tin	Minsur
Tin	Mitsubishi Materials Corporation
Tin	Operaciones Metalurgicas S.A.
Tin	PT ATD Makmur Mandiri Jaya
Tin	PT Artha Cipta Langgeng
Tin	PT Babel Inti Perkasa
Tin	PT Babel Surya Alam Lestari
Tin	PT Bangka Prima Tin
Tin	PT Bangka Tin Industry
Tin	PT Belitung Industri Sejahtera
Tin	PT Bukit Timah
Tin	PT DS Jaya Abadi
Tin	PT Inti Stania Prima
Tin	PT Menara Cipta Mulia
Tin	PT Mitra Stania Prima
Tin	PT Panca Mega Persada
Tin	PT Prima Timah Utama
Tin	PT Refined Bangka Tin
Tin	PT Sariwiguna Binasentosa
Tin	PT Stanindo Inti Perkasa
Tin	PT Sukses Inti Makmur
Tin	PT Timah Tbk Kundur
Tin	PT Timah Tbk Mentok
Tin	PT Tinindo Inter Nusa
Tin	Thaisarco
Tin	Tin Technology & Refining
Tin	White Solder Metalurgia e Mineracao Ltda.
Tin	Yunnan Tin Company Limited

Schedule C to
Conflict Minerals Report

Countries of Origin

Australia, Bolivia, Brazil, Burundi, China, Colombia, Democratic Republic of the Congo, Guinea, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, Rwanda, Taiwan, Thailand, Uganda, United Kingdom of Great Britain and Northern Ireland, Venezuela, and Vietnam